UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Preliminary Operating Results of KB Kookmin Card

for Fiscal Year 2013 (Consolidated)

On February 6, 2014, KB Financial Group Inc. (“KB Financial Group”) disclosed the preliminary operating results of KB Kookmin Card Co., Ltd. (“KB Kookmin Card”), a wholly-owned subsidiary of KB Financial Group, for fiscal year 2013. The preliminary figures presented herein are based on the Korean International Financial Reporting Standards (“K-IFRS”) and are currently being audited by KB Kookmin Card’s independent auditors and are subject to change.

(Won in millions, %)		4Q 2013	3Q 2013	% Change Increase (Decrease) (Q to Q)	4Q 2012*	% Change Increase (Decrease) (Y to Y)
Operating revenue**	Specified Quarter	787,202	748,937	5.11	741,990	6.09
	Cumulative	2,990,037	2,202,835	—	2,921,167	2.36
Net operating profit	Specified Quarter	90,392	147,576	(38.75)	125,793	(28.14)
	Cumulative	503,759	413,367	—	385,539	30.66
Profit before income tax	Specified Quarter	89,691	146,588	(38.81)	124,356	(27.88)
	Cumulative	502,107	412,416	—	381,205	31.72
Profit for the period	Specified Quarter	68,734	112,078	(38.67)	95,138	(27.75)
	Cumulative	384,411	315,677	—	290,741	32.22
Profit attributable to shareholders of the parent company	Specified Quarter	68,734	112,078	(38.67)	95,138	(27.75)
	Cumulative	384,411	315,677	—	290,741	32.22

*	The figures have been restated to reflect adjustments resulting from retrospective application of the amendments to K-IFRS that are effective for the financial year beginning on or after January 1, 2013.
**	Represents the sum of interest income, fee and commission income, and other operating income.

Report of Change in Revenue or Income of More than 15% (KB Kookmin Card)

On February 6, 2014, KB Financial Group reported changes in its revenue and income of KB Kookmin Card, a wholly-owned subsidiary of KB Financial Group, each on a consolidated basis, as described below.

Key Details	(Won in thousands, %)

	FY 2013	FY 2012*	Change (Amount)	Change (%)
Revenue and Income
- Operating Revenue**	2,990,037,526	2,921,166,230	68,871,296	2.4
- Operating Income	503,759,194	385,538,987	118,220,207	30.7
- Income before Income Taxes	502,107,371	381,205,394	120,901,977	31.7
- Net Income	384,411,003	290,741,028	93,669,975	32.2
Other Financial Data
- Total Assets	15,854,991,655	14,046,174,397
- Total Liabilities	12,385,130,407	10,966,541,458
- Shareholders’ Equity	3,469,861,248	3,079,632,939
- Capital Stock	460,000,000	460,000,000
- Shareholders’ Equity / Capital Stock Ratio (%)	754.3	669.5

*	The figures have been restated to reflect adjustments resulting from retrospective application of the amendments to K-IFRS that are effective for the financial year beginning on or after January 1, 2013.
**	Represents the sum of interest income, fee and commission income and other operating income.
-	The preliminary figures presented herein are based on K-IFRS and are currently being audited by KB Kookmin Card’s independent auditors and are subject to change.
-	The increase in net income was primarily due to certain one-off events, including a change in write-off policy and gain from sales of written-off assets to the National Happiness Fund.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 6, 2014	By: /s/ Woong-Won Yoon
(Signature)

	Name:	Woong-Won Yoon
	Title:	Deputy President & CFO